UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HedgePath Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

42278K 102
(CUSIP Number)

Kate Rintoul
Level 14, 474 Flinders Street
Melbourne, Victoria 3000
Australia
61 3 8614 7711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 164,761,132 (1)(2)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 164,761,132 (1)(2)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,761,132 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)   On May 15, 2015, HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Pharma Ventures”), along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer, Frank O’Donnell, Jr., M.D., the Issuer’s Executive Chairman (“O’Donnell”) and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer which is controlled by Black Robe Capital LLC, of which O’Donnell is the manager (collectively, the “Parties”), consummated a series of related transactions in order to obtain equity financing for the Issuer from Mayne Pharma Ventures and to remedy certain breaches by the Issuer related to the transactions previously consummated by the Parties on June 24, 2014, including certain provisions of the Equity Holders Agreement, dated June 24, 2014, by and between the Parties (the “Equity Holders Agreement”) which governs certain rights and obligations of each of the Parties as they pertain to the Issuer’s securities and the present and future governance of the Issuer. As part of these transactions, the Issuer and Mayne Pharma Ventures entered into a Securities Purchase Agreement (the “2015 Purchase Agreement”) pursuant to which the Issuer issued (i) 33,333,333 shares (“Shares” and each a “Share”)) of common stock, par value $0.0001 per share (“Common Stock”), and (ii) a warrant to purchase 33,333,333 shares of Common Stock (the “2015 Warrant”) for an aggregate purchase price of $2,500,000, or $0.075 per Share. The transactions contemplated by the 2015 Purchase Agreement formally closed on May 18, 2015. Refer to Item 3 below for a more detailed description of the transactions.

(2)   Assumes the full exercise of the 2015 Warrant and a warrant to purchase 10,250,569 shares of Common Stock issued by the Issuer to Mayne Pharma Ventures on June 24, 2014 (the “2014 Warrant”), in which case Mayne Pharma Ventures would hold 164,761,132 shares of Common Stock, constituting approximately 57.1% of the equity securities of the Issuer.

(3)   Based on 288,337,172 shares of common stock outstanding. This figure includes 211,419,937 shares of the Issuer’s Common Stock that were reported as issued and outstanding on the cover page to the Issuer’s most recent Form 10-K plus the 33,333,333 Shares issued to Mayne Pharma Ventures in connection with the 2015 Purchase Agreement and the 43,583,902 shares of the Issuer’s Common Stock that would be outstanding assuming the full exercise of the 2015 Warrant and the 2014 Warrant.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 164,761,132 (1)(2)(3)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 164,761,132 (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,761,132 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
On May 15, 2015, HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Pharma Ventures”), along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer, Frank O’Donnell, Jr., M.D., the Issuer’s Executive Chairman (“O’Donnell”) and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer which is controlled by Black Robe Capital LLC, of which O’Donnell is the manager (collectively, the “Parties”), consummated a series of related transactions in order to obtain equity financing for the Issuer from Mayne Pharma Ventures and to remedy certain breaches by the Issuer related to the transactions previously consummated by the Parties on June 24, 2014, including certain provisions of the Equity Holders Agreement, dated June 24, 2014, by and between the Parties (the “Equity Holders Agreement”) which governs certain rights and obligations of each of the Parties as they pertain to the Issuer’s securities and the present and future governance of the Issuer. As part of these transactions, the Issuer and Mayne Pharma Ventures entered into a Securities Purchase Agreement (the “2015 Purchase Agreement”) pursuant to which the Issuer issued (i) 33,333,333 shares (“Shares” and each a “Share”) of common stock, par value $0.0001 per share (“Common Stock”), and (ii) a warrant to purchase 33,333,333 shares of Common Stock (the “2015 Warrant”) for an aggregate purchase price of $2,500,000, or $0.075 per Share. The transactions contemplated by the 2015 Purchase Agreement formally closed on May 18, 2015. Refer to Item 3 below for a more detailed description of the transactions.

(2)
Assumes the full exercise of the 2015 Warrant and a warrant to purchase 10,250,569 shares of Common Stock issued by the Issuer to Mayne Pharma Ventures on June 24, 2014 (the “2014 Warrant”), in which case Mayne Pharma Ventures would hold 164,761,132 shares of Common Stock, constituting approximately 57.1% of the equity securities of the Issuer.

(3)
The reported securities are owned directly by Mayne Pharma Ventures. Mayne International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Pharma Ventures. Mayne Pharma Group Ltd, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Pharma Ventures.

(4)
Based on 288,337,172 shares of common stock outstanding. This figure includes 211,419,937 shares of the Issuer’s Common Stock that were reported as issued and outstanding on the cover page to the Issuer’s most recent Form 10-K plus the 33,333,333 Shares issued to Mayne Pharma Ventures in connection with the 2015 Purchase Agreement and the 43,583,902 shares of the Issuer’s Common Stock that would be outstanding assuming the full exercise of the 2015 Warrant and the 2014 Warrant.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Ltd I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 164,761,132 (1)(2)(3)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 164,761,132 (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,761,132 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
On May 15, 2015, HedgePath Pharmaceuticals, Inc. (the “Issuer”) and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Pharma Ventures”), along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer, Frank O’Donnell, Jr., M.D., the Issuer’s Executive Chairman (“O’Donnell”) and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer which is controlled by Black Robe Capital LLC, of which O’Donnell is the manager (collectively, the “Parties”), consummated a series of related transactions in order to obtain equity financing for the Issuer from Mayne Pharma Ventures and to remedy certain breaches by the Issuer related to the transactions previously consummated by the Parties on June 24, 2014, including certain provisions of the Equity Holders Agreement, dated June 24, 2014, by and between the Parties (the “Equity Holders Agreement”) which governs certain rights and obligations of each of the Parties as they pertain to the Issuer’s securities and the present and future governance of the Issuer. As part of these transactions, the Issuer and Mayne Pharma Ventures entered into a Securities Purchase Agreement (the “2015 Purchase Agreement”) pursuant to which the Issuer issued (i) 33,333,333 shares (“Shares” and each a “Share”) of common stock, par value $0.0001 per share (“Common Stock”), and (ii) a warrant to purchase 33,333,333 shares of Common Stock (the “2015 Warrant”) for an aggregate purchase price of $2,500,000, or $0.075 per Share. The transactions contemplated by the 2015 Purchase Agreement formally closed on May 18, 2015. Refer to Item 3 below for a more detailed description of the transactions.

(2)
Assumes the full exercise of the 2015 Warrant and a warrant to purchase 10,250,569 shares of Common Stock issued by the Issuer to Mayne Pharma Ventures on June 24, 2014 (the “2014 Warrant”), in which case Mayne Pharma Ventures would hold 164,761,132 shares of Common Stock, constituting approximately 57.1% of the equity securities of the Issuer.

(3)
The reported securities are owned directly by Mayne Pharma Ventures. Mayne International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Pharma Ventures. Mayne Pharma Group Ltd, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Pharma Ventures.

(4)
Based on 288,337,172 shares of common stock outstanding. This figure includes 211,419,937 shares of the Issuer’s Common Stock that were reported as issued and outstanding on the cover page to the Issuer’s most recent Form 10-K plus the 33,333,333 Shares issued to Mayne Pharma Ventures in connection with the 2015 Purchase Agreement and the 43,583,902 shares of the Issuer’s Common Stock that would be outstanding assuming the full exercise of the 2015 Warrant and the 2014 Warrant.

This Amendment No. 1 to Schedule 13D amends that certain Schedule 13D (the “Original Schedule 13D”) filed on July 7, 2014 by Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Pharma Ventures”), Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), and Mayne Pharma Group Ltd, an Australian company ACN 115 832 963 (“Mayne Group” and collectively with Mayne Pharma Ventures and Mayne International, the “Reporting Persons”). Items 3, 4 and 5 of the Original Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

“Introduction, Background and Overview

On September 3, 2013, HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and Mayne International entered into a Supply and License Agreement (the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, where not undertaken (the “Conditions”).

On June 24, 2014, the Issuer and Mayne Pharma Ventures, as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Frank O’Donnell, Jr., M.D., the Issuer’s Executive Chairman (“O’Donnell”) and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Company which is controlled by Black Robe Capital LLC, of which O’Donnell is the manager (“HPLLC”), consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Pharma Ventures. In connection therewith, the Issuer and Mayne Pharma Ventures entered into an Amended and Restated Supply and License Agreement (the “Amended Supply and License Agreement”) principally to eliminate the Conditions and related early termination rights of Mayne Pharma Ventures. The transactions that occurred on June 24, 2014 are hereinafter referred to as the “June 2014 Transactions”.

On May 15, 2015, the Issuer and Mayne Pharma Ventures, along with Virca, O’Donnell and HPLLC (collectively, the “Parties”), consummated a series of related transactions in order to obtain equity financing for the Issuer from the Reporting Persons and to remedy certain breaches by the Issuer related to the transactions previously consummated by the Parties on June 24, 2014, including certain provisions of the Equity Holders Agreement, dated June 24, 2014, by and between the Parties (the “Equity Holders Agreement”) which governs certain rights and obligations of each of the Parties as they pertain to the Issuer’s securities and the present and future governance of the Issuer. The transactions that occurred on May 15, 2015 are hereinafter referred to as the “May 2015 Transactions”.

A summary of the June 2014 Transactions is set forth in Item 3 of the Original Schedule 13D and is incorporated herein by this reference. The following is a summary of the May 2015 Transactions. A more detailed description of the May 2015 Transactions is provided in the Issuer’s Current Report on Form 8-K filed on May 21, 2015.

Securities Purchase Agreement

On May 15, 2015, the Issuer and Mayne Pharma Ventures entered into a Securities Purchase Agreement (the “2015 Purchase Agreement”) pursuant to which the Issuer issued (i) 33,333,333 shares (“Shares” and each a “Share”) of common stock, par value $0.0001 per share (“Common Stock”), and (ii) a warrant to purchase 33,333,333 shares of Common Stock (the “2015 Warrant” and, together with the Shares, the “Securities”) for an aggregate purchase price of $2,500,000, or $0.075 per Share. The transaction contemplated by the 2015 Purchase Agreement formally closed on May 18, 2015.

The 2015 Warrant is immediately exercisable, subject to certain restrictions in the A&R Equity Holders Agreement (defined below), at an exercise price of $0.075 per share and expires on May 15, 2020. As a result of the 2015 Purchase Agreement, Mayne Pharma Ventures owns approximately 49.5% of the currently outstanding Common Stock. Under the 2015 Purchase Agreement, Mayne Pharma Ventures has been granted one (1) demand and unlimited “piggyback” registration rights with respect to the Shares and the shares of Common Stock underlying the 2015 Warrant, which rights however only become exercisable upon termination or expiration of the Second A&R Supply Agreement (defined below).

The issuance of the Securities was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act because, among other things: (i) the issuance did not involve a public offering, (ii) Mayne Pharma Ventures is an accredited investor, (iii) Mayne Pharma Ventures took the securities for investment purposes and not resale and (iv) the Issuer took appropriate measures to restrict the transfer of the securities.

Equity Holders Agreement

On May 15, 2015, as a condition of the 2015 Purchase Agreement, the Parties entered into an Amended and Restated Equity Holders Agreement (the “A&R Equity Holders Agreement”). The A&R Equity Holders Agreement amends and restates in its entirety the Equity Holders Agreement. Pursuant to the terms of the A&R Equity Holders Agreement:

●
Mayne Pharma Ventures and HPLLC each confirmed their prior agreement under the Equity Holders Agreement to not offer, pledge, sell, contract to sell, swap or enter into any other transfer arrangement with respect to any of their Issuer securities until June 24, 2015 (the “Lock-Up Period”) without the prior written consent of the other Parties, except for in limited circumstances as described in the A&R Equity Holders Agreement;

●
Mayne Pharma Ventures, HPLLC, Virca and O’Donnell each confirmed their prior agreement under the Equity Holders Agreement that, during the Lock-Up Period, none of them will own greater than 49.5% of the Common Stock on a fully-diluted basis, except that Mayne Pharma Ventures is permitted to own greater than 49.5% of the Common Stock on a fully-diluted basis, but only as a result of its ownership of the Shares and the 2015 Warrant, it being understood that Mayne Pharma Ventures will not exercise the 2015 Warrant until after the Lock-up Period;

●
Mayne Pharma Ventures agreed that while the A&R Equity Holders Agreement remains in effect, Mayne Pharma Ventures will not act in concert as part of a “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, a “Group”) with any other person or persons to own or control more than fifty percent (50%) of the outstanding Common Stock;

●
Mayne Pharma Ventures and its affiliates (the “Mayne Pharma Group”) and HPLLC and its affiliates (the “HPLLC Group”) will be afforded a right of first refusal to purchase a pro rata share of any new securities issued by the Issuer (except for certain exempt issuances as described in the A&R Equity Holders Agreement), such pro rata share to be determined based upon the number of shares of Common Stock held by the Mayne Pharma Group or the HPLLC Group, as applicable, on a fully diluted basis, as compared to the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to the offering of the new securities;

●
Mayne Pharma Ventures will continue to be afforded the right (as provided for in the Equity Holders Agreement) until June 24, 2016 to introduce accredited investors to the Issuer to participate in a private offering of the Issuer’s securities (with some exceptions as described in the A&R Equity Holders Agreement). In the event that the Issuer contemplates a private offering of its securities, such accredited investors introduced by Mayne Pharma Ventures have the right to participate in up to 50% of the private offering;

●
Virca confirmed his agreement (as provided for in the Equity Holders Agreement) to a restriction on transfers of his equity securities of the Issuer until the earlier of: (i) September 3, 2016, (ii) the receipt of written notice of acceptance for the filing of a new drug application (an “NDA”) by the Issuer for its current product candidate, SUBA-Itraconazole (the “Product”), for the treatment of human patients with cancer via oral administration (the “Field”) by the relevant regulatory authority, or, (iii) to the extent provided in an applicable award agreement, upon his death or disability;

●
O’Donnell and the Issuer agree that O’Donnell is not entitled to receive any grant or award of any equity securities under the Issuer’s 2014 equity incentive plan (the “EIP”) or otherwise until the Performance Goal Date (as defined below);

●
For as long as either HPLLC or Mayne Pharma Ventures own more than forty percent (40%) of the Issuer’s outstanding Common Stock on a fully-diluted basis, without the approval of either or both of HPLLC and Mayne Pharma Ventures, as applicable, the Issuer shall not increase the number of shares authorized under the EIP, amend the EIP, adopt a new stock grant plan or issue, grant or award more than 5,000,000 shares of Common Stock under the EIP in the aggregate (in addition to previous EIP grants);

●
The Parties agree that all awards included in the initial issuance of securities from the EIP are subject to restriction on exercise until the earlier of: (i) September 3, 2016 and (ii) the receipt of written notice of acceptance for the filing of an NDA by the Issuer for the Product in the Field by the relevant regulatory authority, provided that any awards granted after the initial issuance of securities from the EIP in accordance with the A&R Equity Holders Agreement are not subject to this restriction (unless the Board otherwise approves);

●
Mayne Pharma Ventures shall continue to have the the right to designate one director to the Issuer’s Board of Directors (the “Board”), currently Mr. Stefan J. Cross, and to designate a second director if the size of the Board is increased to seven directors until the earlier to occur of: (i) the date that the Second A&R Supply Agreement is terminated or expires, or (ii) the date on which the Mayne Pharma Group ceases to own ten percent (10%) or more of the issued and outstanding Common Stock (the “Voting Rights Termination Date”);

●
The Parties agree that, for as long as Mayne Pharma Ventures has the right to designate a director to the Board, all of the Parties will vote their shares in favor of appointing the Mayne Pharma Ventures candidate to the Board. In the event that Mayne Pharma Ventures is required to take action in its capacity as a stockholder to enforce its right to designate a director of the Board, the Issuer agrees to take all necessary actions to call a special meeting in accordance with the Second A&R Bylaws (defined below) for the election of such director;

●	The Parties agree not to increase or decrease the size of the Board except with the unanimous consent of the Board until the Voting Rights Termination Date;

●
Until the Voting Rights Termination Date, the Parties agree that any replacement or removal of Virca requires the unanimous approval of the Board and any replacement or removal of O’Donnell requires the approval of all of the members of the Board except for O’Donnell. Notwithstanding the foregoing, Virca and O’Donnell may be removed without unanimous approval of the Board upon the occurrence of the Majority Holder Condition (defined below), Failure Condition (defined below) or Material Breach Condition (defined below);

●
The Parties agree to use diligent good faith efforts to ensure that the Board continues to consist of a majority of “Independent Directors” (as defined in the A&R Equity Holders Agreement) until such time as (i) a single stockholder (not acting as part of a Group) of the Issuer owns greater than ninety percent (90%) of the Issuer’s Common Stock or (ii) only for so long as Mayne Pharma Ventures holds at least forty percent (40%) of the Issuer’s outstanding Common Stock, there is a material breach of any document relating to the May 2015 Transactions other than by Mayne Pharma Ventures, excluding the occurrence of a the Failure Condition, and Mayne Pharma Ventures has not otherwise nominated, designated, elected or appointed a majority of the directors on the Board (the “Material Breach Condition”);

●
The Parties agree to vote for the Board in its current composition (unless mutually agreed upon by Mayne Pharma Ventures and HPLLC) until such time as (i) either Mayne Pharma Ventures or HPLLC, alone, and not in concert as part of a Group, own a majority of the shares of the Issuer’s outstanding Common Stock (the “Majority Holder Condition”), (ii) 150 days after the Performance Goal (as defined below) is not satisfied (the “Failure Condition”) and (iii) upon the occurrence of a Material Breach Condition. Upon the occurrence of the Majority Holder Condition or Failure Condition, the majority holder or Mayne Pharma, respectively, may remove any current director and appoint a new director as long as the Board continues to consist of a majority of Independent Directors. Upon the occurrence of the Material Breach Condition, the requirement that the Board consist of a majority of Independent Directors will cease and Mayne Pharma Ventures will have the right to remove any current director and appoint a new director. Mayne Pharma Ventures may remove current directors and appoint new directors by written consent or by calling a meeting in accordance with the Second A&R Bylaws; and

●
Mayne Pharma Ventures shall continue (as under the Equity Holders Agreement) to be afforded a right of first refusal to purchase any shares of Common Stock being transferred or sold by the individual account of O’Donnell or Virca except for certain exempt transfers as described in the A&R Equity Holders Agreement.

In addition to the foregoing, pursuant to the A&R Equity Holders Agreement, the Parties agreed that the Issuer would seek to (i) close on one or more registered or unregistered equity, debt or equity-linked financings in which the Issuer receives aggregate net proceeds of at least $5,000,000 or (ii) enter into a license, development, commercialization or similar agreement relating to the Product, provided that the Issuer receives a net upfront payment of at least $5,000,000 in connection with such agreement and that such agreement will be subject to the approval of Mayne Pharma Ventures (collectively, the “Performance Goal”) on or before May 31, 2016 (the “Performance Goal Date”). Under the A&R Equity Holders Agreement, all previously required performance goals as set forth in the original Equity Holders Agreement have been removed and replaced solely with the Performance Goal.

If the Issuer does not meet the Performance Goal, in addition to the remedies described above, O’Donnell may be required by Mayne Pharma Ventures to resign from his position as Executive Chairman (in connection with his removal as a director), O’Donnell will forfeit all then unvested options, warrants, restricted stock units, or other right to acquire Common Stock (or securities convertible into Common Stock) and HPLLC may be required to forfeit certain shares of Common Stock it owns. Furthermore, Mayne Pharma Ventures will continue to have the right to purchase (i) by written notice to O’Donnell all Issuer securities owned by O’Donnell individually, including vested options, vested warrants, vested restricted stock units and the like, or otherwise transferred by him, as the case may be, at the fair market value (as such term is described in the A&R Equity Holders Agreement) as of the date of such resignation or termination and (ii) any shares required to be forfeited by HPLLC at the price described in the A&R Equity Holders Agreement.

The A&R Equity Holders Agreement terminates (i) if the Issuer receives an adjudication of bankruptcy, the Issuer executes an assignment for the benefit of creditors, a receiver is appointed for the Issuer or the Issuer is voluntarily or involuntarily dissolved or (ii) if the Issuer, HPLLC and Mayne Pharma Ventures expressly agree in writing. Additionally, certain limited provisions of the A&R Equity Holders Agreement terminate at such time as the Mayne Pharma Group or the HPLLC Group, as the case may be, collectively owns less than ten percent (10%) of the Common Stock on a fully diluted basis.

In connection with their entry into the A&R Equity Holders Agreement, the Parties agreed to waive, among other things, certain specified prior breaches by the Issuer of its obligations under the original Equity Holders Agreement.

Second Amended and Restated Supply and License Agreement

On May 15, 2015, the Issuer entered into the Second Amended and Restated Supply and License Agreement (the “Second A&R Supply Agreement”) with Mayne Pharma Ventures, which amended and replaces a similar agreement entered into between the Issuer and Mayne Pharma Ventures under which Mayne Pharma Ventures has agreed to (i) license the rights to the Product in the Field in the United States to the Issuer and (ii) provide clinical and commercial supply of the Product. The Second A&R Supply Agreement extends the target launch date of the Product from March 31, 2017 to June 30, 2017, provides additional clarity regarding the development plan and budget with respect to the Product and expands the role of the Joint Development Committee (the “JDC”) (comprised of representatives of the Issuer and Mayne Pharma Ventures) with respect to the Product (although the role of the JDC will remain advisory in nature). In addition, pursuant to the Second A&R Supply Agreement, through December 31, 2015, Mayne Pharma Ventures will provide certain services to the Issuer (in accordance with the development plan and Budget for the Product) including to direct clinical programming (subject to the oversight and approval by the JDC and, in certain circumstances, the Board), and to direct the regulatory approval process and intellectual property strategy related to the Product. Any services provided to the Issuer by Mayne Pharma Ventures in this regard will be provided at Mayne Pharma Ventures’s expense (other than third party costs agreed to by the Issuer and Mayne Pharma Ventures), and such services will be subject to the prior approval of the Issuer.

First Amendment to Employment Agreement with Nicholas J. Virca

On May 15, 2015, as a condition of closing of the 2015 Purchase Agreement, the Issuer and Virca entered into the First Amendment to Employment Agreement (the “Employment Agreement Amendment”) to amend the terms under which Virca will continue to serve as President and Chief Executive Officer of the Issuer. The Employment Agreement Amendment amends the terms of that certain Employment Agreement, dated as of June 24, 2014, by and between the Issuer and Virca (the “Employment Agreement”) principally to redefine Virca’s responsibilities in his present role with the Issuer, including that Virca will report both to the Board and the JDC, remove a provision from the Employment Agreement requiring an automatic increase of Virca’s base salary to $250,000 per year upon achievement of certain funding goals and otherwise update the Employment Agreement in consideration of the A&R Equity Holders Agreement. All other terms of the Employment Agreement remain in full force and effect.

First Amendment to Executive Chairman Agreement with Frank E. O’Donnell, Jr., M.D.

On May 15, 2015, as a condition of closing of the 2015 Purchase Agreement, the Issuer and O’Donnell, the current Executive Chairman of the Issuer, entered into the First Amendment to Executive Chairman Agreement (the “Executive Chairman Amendment”) to amend the terms under which O’Donnell will continue to serve in such capacity and as a director of the Issuer. The Executive Chairman Amendment amends the terms of that certain Executive Chairman Agreement, dated as of June 24, 2014, by and between the Issuer and O’Donnell (the “Executive Chairman Agreement”) to clarify the conditions under which O’Donnell may be removed or required to resign from his positions as Executive Chairman and a director of the Issuer as provided for in the A&R Equity Holders Agreement. All other terms of the Executive Chairman Agreement remain in full force and effect.

Amendments to Certificate of Incorporation and Bylaws

Pursuant to the 2015 Purchase Agreement, the Issuer has covenanted to amend its certificate of incorporation to remove therefrom the provisions requiring a staggered board of directors. On May 15, 2015, the Board of Directors of the Issuer, and Mayne Pharma Ventures and HPLLC, as majority stockholders of the Issuer, approved such an amendment, which, under the terms of the 2015 Purchase Agreement, is required to be formally implemented within 30 days of May 15, 2015.

In addition, on May 15, 2015, as a condition of the 2015 Purchase Agreement and in connection with the A&R Equity Holders Agreement, the Board of Directors of the Issuer unanimously approved and adopted the Second Amended and Restated Bylaws of the Issuer (the “Second A&R Bylaws”). The Second A&R Bylaws amends those certain Amended and Restated Bylaws of the Issuer previously adopted by the Board on July 18, 2014 in a manner necessary to support the rights of Mayne Pharma Ventures under the A&R Equity Holders Agreement. The Second A&R Bylaws:

●	Enable Mayne Pharma Ventures to appoint the chairman of any special meeting of the stockholders called by Mayne Pharma Ventures pursuant to the A&R Equity Holders Agreement (an “EHA Special Meeting”);

●
Provide separate notice and record date requirements for an EHA Special Meeting as compared to any other special meeting of the stockholders and to require the approval of Mayne Pharma Ventures to postpone or adjourn an EHA Special Meeting;

●
Allow stockholders holding a majority of the outstanding shares of Common Stock to call a special meeting of the stockholders (previously, the request of stockholders holding at least sixty six and two-thirds percent (66 2/3%) was required to call a special meeting);

●	Delineate between the ordinary processes and procedures for special meetings of the stockholders of the Company and the processes and procedures for EHA Special Meetings.

●	Delineate between the ordinary nomination of directors and the nomination of any directors in accordance with the provisions in the A&R Equity Holders Agreement;

●
Exclude from the processes and procedures described in the Second A&R Bylaws for any action by consent of the stockholders of the Issuer written consents of stockholders contemplated in connection with the A&R Equity Holders Agreement;

●	Enable the chairman of the EHA Special Meeting to appoint one or more inspectors to an EHA Special Meeting;

●	Require unanimous approval of the Board to change the number of directors on the Board until the Voting Rights Termination Date;

●	Reflect that any vacancy arising from a removal of a director by Mayne Pharma Ventures pursuant to the A&R Equity Holders Agreement shall be filled in accordance with the A&R Equity Holders Agreement.

●
Eliminate the classified Board structure and all references to the same (subject to the filing of a Certificate of Amendment to the Issuer’s charter, as amended, which is required pursuant to the 2015 Purchase Agreement and is expected to occur within 30 days of May 15, 2015);

●	Reflect that O’Donnell may be removed pursuant to the A&R Equity Holders Agreement or any other written agreement between O’Donnell and the Issuer; and

●
Allow for the amendment of the Second A&R Bylaws upon the affirmative vote of a majority of the Common Stock holders (previously sixty six and two-thirds percent (66 2/3%) vote was required) and prevent the Board of Directors, without the written consent of Mayne Pharma Ventures, from amending any provision of the Second A&R Bylaws that would impair or diminish the Parties rights as described in the A&R Equity Holders Agreement.

The preceding is a summary of the material changes in the Amended and Restated Bylaws and is qualified in its entirety by reference to the complete text of the Amended and Restated Bylaws filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on May 21, 2015.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

“The information set forth in Item 3 is incorporated herein by reference.

Mayne Pharma Ventures intends to review its holdings in the Issuer on a continuous basis and, subject to compliance with applicable securities laws and its obligations under the A&R Equity Holders Agreement, may at any time determine to acquire additional shares of Common Stock, sell all or part of its holdings in the Issuer, or engage or participate in a transaction or series of transactions with the purpose of influencing control over the Issuer. Such determinations may depend upon (i) subsequent developments affecting the Issuer; (ii) the business prospects of the Issuer; and (iii) other factors deemed relevant by Mayne Pharma Ventures. Such transactions may take place at any time with or without prior notice.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

“(a) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(b) Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mayne Pharma Ventures Pty Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary

Mayne Pharma International Pty Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary

Mayne Pharma Group Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary